Exhibit 12(a)

Computation of Ratio Earnings to Fixed Charges

(dollars in thousands)

	Fiscal Year Ended June 30,
	2015	2014	2013

Earnings:
Income (loss) before income taxes	$56,683	$62,402	$50,174
Unconsolidated affiliates' interests, net	-	-	-
Amortization of capitalized interest	10	10	10
Interest expense and other related financing costs	5,918	7,510	8,778
Interest portion of rent expense (1)	10,460	9,628	9,991
Adjusted earnings	$73,071	$79,550	$68,953

Fixed Charges:
Interest expense and other related financing costs	$5,918	$7,510	$8,778
Interest portion of rent expense (1)	10,460	9,628	9,991
Total fixed charges	$16,378	$17,138	$18,769

Ratio of earnings to fixed charges	4.46	4.64	3.67

(1) One-third of rent expense is considered representative of the interest factor within rent expense